March 31, 2025

Lei Zhang
Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

       Re: Cheche Group Inc.
           Post-Effective Amendment No. 2 to Form F-1 on Form F-3
           Filed March 17, 2025
           File No. 333-274806
Dear Lei Zhang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3
General

1. We note that you have attempted to add an unallocated shelf to Registration Statement
       333-274806 in the post-effective amendment filed on March 17, 2025. Rule 413 of the
       Securities Act does not permit the inclusion of additional securities in a post-effective amendment, other than amendments to automatically-effective registration statements, submitted originally under form type F-3ASR or S-3ASR. This is not the case for
       Registration Statement 333-274806. Also, you do not appear to meet the eligibility requirements to file an automatically effective registration statement. As such, please revise your filing to remove all references to a shelf registration from the post-
       effective amendment, and update disclosures appropriately. To the extent that you wish to register additional securities, please file a new registration statement on a form
 March 31, 2025
Page 2

       that you are currently eligible to use.
2. We note the changes you have made on the cover page and in the summary section removing or significantly revising the discussion of the HFCAA and the risks
       related to doing business in China and the cross-references to specific risks discussed. The Sample Letters to China-Based Companies sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please reinstate prior disclosure on the cover page and summary of the registration statement discussing the risks related to doing business in China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tonya Aldave at 202-551-3601 or Christian Windsor at 202-551-3419
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Ke Li, Esq.